FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Seanergy Maritime Holdings Corp. (the "Company") dated August 5, 2020 announcing the Company’s financial results for the second quarter and six months ended June 30, 2020.

Attached to this Report on Form 6-K as Exhibit 99.2 is Management's Discussion and Analysis of Financial Condition and Results of Operations and the Unaudited Interim Consolidated Financial Statements of the Company for the six months ended June 30, 2020.

Attached to this Report on Form 6-K as Exhibit 101 is the following financial information from the Company’s Unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2020, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of June 30, 2020 (unaudited) and December 31, 2019; (ii) Unaudited Interim Consolidated Statement of Loss for the six-month periods ended June 30, 2020 and 2019; (iii) Unaudited Interim Consolidated Statements of Stockholders' Equity for the six-month periods ended June 30, 2020 and 2019; (iv) Unaudited Interim Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2020 and 2019; and (v) Notes to Unaudited Interim Consolidated Financial Statements.

This Report on Form 6-K, the sections of Exhibit 99.1 entitled “Third Quarter 2020 TCE Guidance” and “Recent Developments—Listing of the Class D Warrants and Update on Number of Shares Outstanding,” and Exhibit 99.2hereto are hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-238136, 333-237500, 333-221058, 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: August 6, 2020

/s/ Stamatios Tsantanis
By: Stamatios Tsantanis
Chief Executive Officer